May 11, 2005



Larry  Spirgel,  Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C.  20549


                  RE: Sunrise Real Estate Development Group, Inc.
                  Form 10-KSB for the fiscal year ended December 31, 2004 Filed April 8, 2005

Dear  Mr.  Spirgel:

The following is in response to your inquiry of May 2, 2005 regarding the 10-KSB filed by Sunrise Real Estate Development Group, Inc. for the fiscal year ended December 31, 2004:

1. Question: It appears that the acquiree for accounting purposes had 6,630,614 outstanding shares as of December 27, 2003. Please confirm that 6,000 shares were subsequently issued. (from Consolidated Statement of Stockholder's Equity, page F-4)

         Answer:  We confirm that 6,000 shares were subsequently issued.

2. Question: Please tell us why $2,000,000 was recorded as additional paid in capital for the recapitalization of LRY. Also tell us why the $2,000,000 was reflected as a financing activity un your consolidation statements of cash flows. (from Consolidated Statements of Stockholder's Equity, page F-4)

         Answer: LRY was capitalized with the $2,000,000 in 2004, and therefore, the cash inflow was a financing activity. The equity was recorded as additional paid- in-capital as LRY was jointly considered as the accounting acquirer with CY-SRRE in the reverse merger.

Sunrise Real Estate Development Group, Inc. Reply
Page  2


3. Question: Please tell us how you concluded that CY-SRRE and LRY are the combined accounting acquirer under paragraph 17 and 18 of SFAS 141. (Note 1. Organization and Description of Business, page F-6)

         Answer: CY-SRRE and LRY were entities under common control and were combined as part of the recapitalization; thus there were two acquirers and they had a common shareholder, Ace Develop Properties Limited.

If you have any other questions, please let me know. My telephone number in Shanghai, China, is +86-21-64220505, and my FAX number is +86-21-64223009.

Sincerely,



Art Honanyan
Chief Financial Officer
Sunrise Real Estate Development Group, Inc.
Suite 1502
No. 333 Zhaojiabang Road
Shanghai, China PRC  200032